Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2007 and DECEMBER 31, 2006

(Expressed in thousands of U.S. Dollars - except per share data)

	June 30, 2007	December 31, 2006
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$143,749	$174,567
Restricted cash	6,955	4,347
Receivables-
Trade accounts receivable, net	13,407	15,425
Insurance claims	5,016	1,865
Due from related companies	1,634	—
Advances and other	8,744	5,480
Assets held for sale	57,323	—

	86,124	22,770

Inventories	12,246	8,431
Prepaid insurance and other	9,344	3,020
Financial instruments-Fair value	10,029	9,358

Total current assets	268,447	222,493

INVESTMENTS	—	14,045
FIXED ASSETS:
Advances for vessels under construction	154,580	261,242

Vessels	2,100,429	1,649,928
Accumulated depreciation	(185,614)	(191,281)

Vessels' Net Book Value	1,914,815	1,458,647

Total fixed assets	2,069,395	1,719,889

DEFERRED CHARGES, net	13,085	13,448

Total assets	$2,350,927	$1,969,875

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$73,787	$23,117
Accounts payable-
Trade	26,512	20,211
Due to related companies	9,302	2,414
Other	501	2,044

	36,315	24,669

Accrued liabilities	28,098	18,218
Accrued bank interest	16,258	13,705
Unearned revenue	8,638	12,075
Deferred income, current portion	3,168	5,821
Financial instruments - Fair value	1,615	3,825

Total current liabilities	167,879	101,430

LONG-TERM DEBT, net of current portion	1,371,609	1,110,544

DEFERRED INCOME, net of current portion	1,042	2,626

MINORITY INTERESTS	1,660	2

STOCKHOLDERS' EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized; 19,050,371 and 19,039,871 issued and outstanding at June 30, 2007 and December 31, 2006, respectively.	19,050	19,040
Additional paid-in capital	269,920	267,430
Other comprehensive income	3,251	4,718
Retained earnings	516,516	464,085

Total stockholders' equity	808,737	755,273

Total liabilities and stockholders' equity	$2,350,927	$1,969,875

Note: The above balance-sheet differs from the abbreviated balance-sheet as at June 30, 2007, which was included in the summary of financial data attached to the Company’s press release dated August 3, 2007 announcing the results of the second quarter 2007. The above balance-sheet includes a reclassification from Accrued liabilities to Additional paid-in capital in the Equity section to conform to financial statement presentation.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2007 AND 2006

(Expressed in thousands of U.S. Dollars - except per share data)

	Three months ended June 30,
	2007	2006
VOYAGE REVENUES:	$131,847	$105,025

EXPENSES:
Commissions	4,717	4,044
Voyage expenses	19,906	20,720
Charter hire expense	4,141	6,104
Vessel operating expenses	26,057	18,167
Depreciation	20,546	14,798
Amortization of deferred dry-docking costs	1,104	1,340
Management fees	2,485	1,772
General and administrative expenses	1,071	980
Staff compensation expense	1,321	—
Foreign currency losses/(gains)	116	80
Amortization of deferred gain on sale of vessels	(792)	(792)
Gain on sale of vessels, net	—	—

Total expenses	80,672	67,213

Operating income	51,175	37,812

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(14,817)	(5,705)
Interest income	2,277	94
Other, net	23	824

Total other income (expenses), net	(12,517)	(4,787)

MINORITY INTEREST	(1,139)	—

Net Income	$37,519	$33,025

Earnings per share, basic	$1.97	$1.73

Earnings per share, diluted	$1.96	$1.73

Weighted average number of shares, basic	19,039,871	19,063,315

Weighted average number of shares, diluted	19,145,436	19,071,712

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(Expressed in thousands of U.S. Dollars - except per share data)

	Six months ended June 30,
	2007	2006
VOYAGE REVENUES:	$247,129	$200,896

EXPENSES:
Commissions	8,794	7,600
Voyage expenses	34,623	37,421
Charter hire expense	8,596	12,162
Vessel operating expenses	48,766	32,623
Depreciation	38,688	25,474
Amortization of deferred dry-docking costs	1,829	2,765
Management fees	4,690	3,181
General and administrative expenses	1,886	1,455
Staff compensation expense	2,284	—
Foreign currency losses/(gains)	148	74
Amortization of deferred gain on sale of vessels	(1,584)	(1,584)
Gain on sale of vessels, net	(6,397)	—

Total expenses	142,323	121,171

Operating income	104,806	79,725

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(30,352)	(9,317)
Interest income	8,269	2,869
Other, net	(75)	1,522

Total other income (expenses), net	(22,158)	(4,926)

MINORITY INTEREST	(1,658)	—

Net Income	$80,990	$74,799

Earnings per share, basic	$4.25	$3.92

Earnings per share, diluted	$4.24	$3.92

Weighted average number of shares, basic	19,039,871	19,082,672

Weighted average number of shares, diluted	19,104,780	19,091,243

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)

FOR THE YEAR ENDED DECEMBER 31, 2006 AND JUNE 30, 2007

(Expressed in thousands of U.S. Dollars - except per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stock- Holders' Equity
BALANCE, January 1, 2006		$19,177	$269,237	$3,067	$315,705	$607,186

Net income	196,404				196,404	196,404
- Exercise of stock options		6	65			71
- Repurchase and cancellation of common stock (143,200 shares)		(143)	(1,872)		(3,246)	(5,261)
- Cash dividends declared and paid ($2.35 per share)					(44,778)	(44,778)
- Fair value of financial instruments	3,666			3,666		3,666
- Fair value of investments	3,072			3,072		3,072
- Reclassification of gains on undesignated cash flow hedges	(5,087)			(5,087)		(5,087)

Comprehensive income	$198,055

BALANCE, December 31, 2006		$19,040	$267,430	$4,718	$464,085	$755,273

Net income	80,990				80,990	80,990
- Cash dividends declared ($1.50 per share)					(28,559)	(28,559)
- Issuance of 10,500 shares of restricted share units		10	(10)			—
- Fair value of financial instruments	1,605			1,605		1,605
- Fair value of investments	(3,072)			(3,072)		(3,072)
- Amortization of restricted share units			2,500			2,500

Comprehensive income	$79,523

BALANCE, June 30, 2007		$19,050	$269,920	$3,251	$516,516	$808,737

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS AND THE THREE MONTHS ENDED JUNE 30, 2007 AND 2006

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30,		Three months ended June 30,
	2007	2006	2007	2006
Cash Flows from Operating Activities:

Net income	$80,990	$74,799	$37,519	$33,025
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	38,688	25,474	20,546	14,798
Amortization of deferred dry-docking costs	1,829	2,765	1,104	1,340
Amortization of loan fees	512	1,264	208	1,029
Amortization of deferred income	(1,584)	(1,583)	(792)	(791)
Amortization of restricted share units	2,500	—	2,500	—
Change in fair value of interest rate swaps	(1,276)	(6,233)	(3,238)	(5,028)
Change in fair value of investments	(3,072)	(81)	491	1,175
Payments for dry-docking	(2,820)	(1,464)	(2,374)	(1,178)
Gain on sale of vessels, net	(6,397)	—	—	—
Minority Interests	1,658	—	1,139	—
Gain on sale of investments	(1,158)	(495)	(952)	—
(Increase) Decrease in:			—
Receivables	(6,031)	(7,321)	(8,183)	(707)
Inventories	(3,815)	(5,541)	(1,814)	(2,728)
Prepaid insurance and other	(6,324)	(4,649)	(4,796)	(4,377)
Increase (Decrease) in:
Accounts payable	11,646	16,937	3,963	13,107
Accrued liabilities	12,434	6,113	(778)	3,664
Unearned revenue	(3,437)	1,828	732	3,117

Net Cash from Operating Activities	114,343	101,813	45,275	56,446

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(77,287)	(167,103)	(42,670)	(47,999)
Vessel acquisitions and/or improvements	(386,050)	(630,460)	(145,003)	(466,876)
Investments	—	(4,991)	—	(4,991)
Proceeds from sale of investments	15,203	16,102	10,203	—
Proceeds from sale of shares in subsidiary	—	—	—	—
Proceeds from sale of vessels	22,911	—	—	—

Net Cash used in Investing Activities	(425,223)	(786,452)	(177,470)	(519,866)

Cash Flows from Financing Activities:
Proceeds from long-term debt	320,684	844,282	121,258	636,909
Financing costs	(506)	(2,207)	(124)	(1,902)
Payments of long-term debt	(8,949)	(193,434)	(6,544)	(143,326)
Proceeds from exercise of stock options	—	47	—	35
Increase in restricted cash	(2,608)	(2,668)	(4,032)	(1,633)
Repurchase and cancellation of common stock	—	(4,734)	—	(818)
Cash dividend	(28,559)	(20,978)	(28,559)	(20,978)

Net Cash from Financing Activities	280,062	620,308	81,999	468,287

Net increase (decrease) in cash and cash equivalents	(30,818)	(64,331)	(50,196)	4,867
Cash and cash equivalents at beginning of period	174,567	145,769	193,945	76,571

Cash and cash equivalents at end of period	$143,749	$81,438	$143,749	$81,438

Interest paid
Cash paid for interest, net of amounts capitalized	28,272	8,061	26,434	3,334